April 21, 2011

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso Mary Beth Breslin

Re:	ECOtality, Inc. Registration Statement on Form S-3 Filed February 10, 2011 File No. 333-172160

Ladies and Gentlemen:

On behalf of our client, ECOtality, Inc., a Nevada corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (File No. 333-172160) on Form S-3 (the “Registration Statement”) relating to the offer and sale from time to time by the selling stockholder of up to 3,645,834 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) contained in the comment letter from the Commission dated March 8, 2011 on the Registration Statement, which was filed with the Commission on February 10, 2011.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Selling Stockholder, page 14

1.
Given the nature and size of the offering relative to the number of shares held by non-affiliates before the agreement with ABB, please provide us with a detailed analysis as to whether the selling shareholder should be identified as an underwriter within the meaning of section 2(a)(11) of the Securities Act. For guidance, refer to Item 612.09 of the Securities Act Rules Compliance Disclosure Interpretations, available on the Commission’s website at www.sec.gov.

The Company respectfully submits to the Staff that ABB Technology Ventures Ltd (“ABB Tech”) should not be considered an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Securities and Exchange Commission
April 21, 2011

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The Company has considered whether ABB Tech is a statutory underwriter, taking into account the background and guidance discussed below, and concluded that the facts support a determination that ABB Tech did not acquire securities from the Company with a view to distribution, and is not offering or selling for the Company in connection with a distribution, and that it is not a statutory underwriter. Rather, it is the Company’s view that ABB Tech has acquired securities from the Company for purposes of a long-term investment.

Background

On January 10, 2011, the Company entered into a Securities Purchase Agreement with ABB Tech pursuant to which ABB Tech agreed to invest $10 million in the Company (the “Securities Purchase Agreement”). On January 13, 2011, pursuant to the Securities Purchase Agreement, the Company issued to ABB Tech 2,604,167 shares of Common Stock (the “Common Shares”) and a warrant (the “Warrant”) to purchase 1,041,667 newly issued shares of the Common Stock (the “Warrant Shares” and together with the Common Shares, the “Shares”) at an exercise price of $4.91 per share for an aggregate purchase price of $10,000,000, in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder (the “Transaction”). The number of Warrant Shares issuable upon exercise of the Warrant is subject to adjustment pursuant to the provisions of the Warrant, and is subject to limitation to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by the holder of the Warrant and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Nasdaq Rule 5635, does not exceed 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such issuance (such limitation, the “Beneficial Ownership Limitation”).

The Registration Statement relates to the resale by ABB Tech or successor holders from time to time under Rule 415 of the Shares.

Securities and Exchange Commission
April 21, 2011

ABB Tech has informed the Company that: (i) ABB Tech was formed for the purpose of investing in companies of strategic interest to its parent company, ABB Ltd. of Switzerland, and is not in the business of underwriting securities; (ii) ABB Tech intends to hold its investments for over one (1) year in these companies; (iii) ABB Tech does not generally act as a passive investor in the companies in which it invests, but will often provide management advice to these companies where appropriate, form certain commercial arrangements with these companies, and participate in the management of these companies, via the rights granted by the terms of the related investment; (iv) ABB Tech is not, and has never been, in the business of underwriting securities or acting as a registered broker-dealer, and ABB Tech is not authorized by its corporate charter to conduct any such activity; and (v) ABB Tech was created to make investments in the ordinary course of its business, as a long-term investor.

Analysis

The Staff has concluded that whether a selling stockholder is an underwriter is a question of fact. The Division’s guidance in Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.” The Division has issued further guidance in Compliance and Disclosure Interpretation 612.09 that provides the following factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company believes that the following analysis clearly establishes that ABB Tech is not acting as an underwriter for the Company:

•	The Period During Which ABB Tech has Held the Shares.

Presumably, the longer shares are held, the less likely it is that selling stockholders are acting as a mere sales conduit for the Company. Here, ABB Tech has beneficially owned the Shares for approximately 99 days as of the date of this letter and ABB Tech could potentially beneficially own the Shares for 120 days before the Company is required to have an effective resale registration statement with respect to the Shares. This holding period is longer than the period one would typically see either in traditional “PIPE” transactions where shares are normally registered for resale at the time the instrument is issued or even before. In the March 1999 Supplement to the Compliance and Disclosure Interpretations, the Staff set forth its “PIPEs” interpretation. Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. . . . The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Securities and Exchange Commission
April 21, 2011

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Because no holding period is required for a PIPE transaction to be a valid secondary offering, a holding period of between 99 and 120 days as indicated above must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace. In most PIPE transactions a registration statement is required to be filed before closing and declared effective immediately prior to closing, so as to afford the investor maximum liquidity. In other cases the effectiveness may occur very soon after closing. Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

•	The Circumstances under which ABB Tech became the Beneficial Owner of the Shares and ABB Tech’s Relationship to the Company.

ABB Tech became the beneficial owner of the Shares as a result of the Transaction. As described above, the securities covered by the Registration Statement were issued in a valid private placement that complied in all respects with Section 4(2) of the Securities Act and Regulation D promulgated thereunder. ABB Tech purchased its securities for investment and specifically represented that the securities it was acquiring in the Transaction were being acquired for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act. Furthermore, ABB Tech represented that it had no present intention of distributing or reselling the Shares or any part thereof and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares. There is no evidence to suggest that its representations are false.

In the Transaction, the Company was not seeking to effect a distribution of the Shares through the issuance of the Common Shares and the Warrant. Rather, it issued the Warrant to ABB Tech solely as an integral part of the financing under which ABB Tech agreed to purchase the Common Shares. The $10 million investment was considered important to the Company’s continued success. The Company would have preferred that the financing be solely in the form of the Common Shares, but ABB Tech required that the Warrant be included. Here, the Company was raising capital through the issuance of the Common Shares and was issuing the Warrant as an incentive for that sale. In addition, unlike in an underwritten offering, ABB Tech has not, and will not, receive a commission or any other remuneration from the Company if and when ABB Tech sells the Shares. Furthermore, ABB Tech will retain all proceeds to the extent it sells Shares pursuant to the registration statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales other than through the exercise price (which itself might never be paid to the Company as there is a cashless exercise feature to the Warrant).

Securities and Exchange Commission
April 21, 2011

In connection with the Transaction, an affiliate of ABB Tech also entered into two agreements with the Company, which establish a commercial relationship between the Company and this and other affiliates of ABB Tech. The agreements provide for a collaboration among certain affiliates of ABB Tech and the Company and its affiliates to further the development, expansion and acceptance of battery charging solutions that incorporate, use or rely on the Company’s technology and/or that provide the networking functionality that the Company and its affiliates have designed and operate, associated with its “BLINK” trademark. Additionally, there are certain commercial arrangements whereby the Company will purchase certain components for its products from affiliates of ABB Tech.

Accordingly, the nature of the Transaction and ABB Tech’s activities and relationship with the Company reflect that ABB Tech is the beneficial owner of the Shares as a long term strategic investor, and not for purposes of a distribution of the Company’s securities. Reflective of its long term investor perspective, ABB Tech engaged in an extensive due diligence exercise regarding the Company’s business, property, assets and management prior to the Transaction. ABB Tech and the Company engaged in lengthy negotiations surrounding ABB Tech’s ongoing relationship with the Company and its rights with respect thereto. In the Transaction, ABB Tech negotiated and obtained certain information and access rights in order to monitor its investment in the Company, and secured certain other rights to enable it to participate in the management of the Company. Many of these rights are tied to ABB Tech’s beneficial ownership of the Common Stock, including the right to nominate members of the Company’s Board of Directors.  These activities and rights demonstrate that ABB Tech is not a conduit for the Company to raise capital in the public markets, but instead that ABB Tech is acting as a long term strategic investor in the Company.

It is also worth noting that market practice and the Staff’s own previous interpretive positions, including the PIPEs Interpretation, are clear that registration should not be equated with an intent to distribute. As noted, the PIPEs Interpretation supports this view. If registration were equated with an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent that would destroy any private placement exemption. However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

The Company acknowledges that ABB Tech and its control persons may be deemed affiliates of the Company by virtue of ABB Tech’s ownership percentage in the Company and its designation of members of the Company’s Board of Directors. The Company notes, however, that the Staff has recognized on several occasions that affiliates of an issuer are not necessarily conduits for the issuer in a registered offering. In the Staff’s Compliance and Disclosure Interpretations published on January 26, 2009, the Staff responded to Question 212.15 regarding whether affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings. The response states, in relevant part, that:

Securities and Exchange Commission
April 21, 2011

“Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

Similarly, Interpretation D.44 of the Staff’s Telephone Interpretation Manual describes a situation in which the holder of a significant majority of the outstanding stock of an issuer is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Telephone Interpretation H.20, relating to the use of Form S−3 to register a secondary offering, provides:

“A number of persons have asked whether Form S−3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S−3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S−3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.”

These interpretive positions make clear that an affiliate of an issuer can effect a valid secondary offering of the issuer’s shares, even where the affiliate’s ownership percentage is well in excess of the 24.7% that ABB Tech would own upon exercise of the Warrant, assuming no Beneficial Ownership Limitation, “unless the facts clearly indicate that [ABB Tech] is acting as an underwriter on behalf of” the Company.

In addition, to return to the statutory definition of “underwriter,” Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” Thus, a distribution of a security or the undertaking thereof must be present for any person to be considered an “underwriter.”

Securities and Exchange Commission
April 21, 2011

The Commission’s Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Accordingly, under the Commission’s rules, special selling efforts and selling methods must be employed before the offering will constitute a distribution. Here there is no evidence that indicates that any special selling efforts or selling methods have or would take place if all of the Shares were registered. ABB Tech has advised the Company that ABB Tech has not conducted any road shows nor taken any other actions to condition or “prime” the market for the resale of its Shares. To have done so would violate the detailed representations made by it in the Securities Purchase Agreement. Those representations and warranties provide, among other things, that ABB Tech was acquiring the securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and that ABB Tech had no intention of selling, granting any participation in, or otherwise distributing the securities in violation of the Securities Act.

•	The Amount of Shares Involved.

The Shares that are subject to the Registration Statement would represent approximately 24.7% of the Company’s outstanding common stock if the Warrant were to be exercised in full. While a significant block of shares, this fact alone does not make ABB Tech an underwriter. In a no-action letter issued to the American Council of Life Insurance (American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983), the Staff addressed purchases of large blocks of securities by institutional investors. In that no-action letter, the Staff noted that underwriter status depends on all of the facts and circumstances surrounding a particular transaction and stated that insurance companies and similar institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer and that the investors have no arrangement with any person to participate in the distribution of such securities. Similarly, ABB Tech should not be considered an underwriter solely because it purchased a large block of securities from the Company. As discussed in detail above, ABB Tech has advised the Company that ABB Tech acquired the Common Shares and the Warrant from the Company in the ordinary course of its business and has no arrangements with the Company or any other person to participate in a distribution of the Common Stock. As the American Council of Life Insurance argued before the Staff, to impose underwriter status on ABB Tech merely because it may acquire a large block of the Common Stock as a result of its investment in the Transaction is not consistent with the purposes of the Securities Act and could have the effect of inhibiting ABB Tech and other similar institutional investors from investing in other companies, thereby limiting these companies’ access to capital.

•	ABB Tech is not in the Business of Underwriting Securities.

As discussed above, ABB Tech has informed the Company that ABB Tech is not, and has never been, in the business of underwriting securities or acting as a broker-dealer, nor is it authorized by its corporate charter to conduct any such activity. At the time of the Transaction, ABB Tech acquired the Warrant and became the beneficial owner of the Shares for its own account for investment purposes and not with a view towards resale, transfer or distribution. This is evidenced not only by the representations and warranties discussed above, but also by the Schedule 13D filed on January 25, 2011 by ABB Tech and the other Reporting Persons identified therein, which makes clear that the Warrant was acquired for investment purposes. In addition, ABB Tech has advised the Company that it currently has no agreement or understanding to act in concert with the Company or any other person to distribute the Company’s securities, and the Company has no influence over the timing, nature or volume of ABB Tech’s resales of the Shares, if any.

Securities and Exchange Commission
April 21, 2011

Conclusion

Based on the totality of the circumstances, ABB Tech is not acting as an underwriter as it did not purchase the Shares with a view to distributing the Shares or for the purposes of offering or selling the Shares on behalf of the Company, nor has ABB Tech participated, directly or indirectly, in any such undertaking. Based upon all of the circumstances of the transaction, including the factors set forth in Compliance and Disclosure Interpretation 612.09, we respectfully submit to the Staff that ABB Tech is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the resale of the Shares acquired by it in the Transaction.

Where You Can Find More Information, page 19

2.	Please update the financial statements as required by Regulation S-X rule 8-08.

On April 15, 2011, the Company filed its Form 10-K for the year ended December 31, 2010 containing updated financial statements (the “2010 10-K”). In response to the Staff’s comment, the Company has revised page 19 to incorporate the 2010 10-K by reference.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (415) 954-4961.

Sincerely,

/s/ Samuel C. Dibble, Esq.

cc:  Jonathan R. Read, ECOtality, Inc.